Exhibit 99.1

NEO-ConcEPT INTERNATIONAL GROUP HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: NCI)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on March 3, 2025
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Neo-Concept International Group Holdings Limited (the “Company” or “NCI”) will be held at 3:00 p.m. on March 3, 2025 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, for the purposes of considering and, if thought fit, passing the following resolution as a special resolution:

“THAT AS A SPECIAL RESOLUTION:-

(a)     the authorized share capital of the Company shall be re-classified by re-classifying 780,000,000 shares of a par value of US$0.0000625 each as 780,000,000 class A ordinary shares of a par value of US$0.0000625 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 20,000,000 shares of a par value of US$0.0000625 each as 20,000,000 class B shares of US$0.0000625 each (the “Class B Shares”, each such share carrying thirty (30) votes per share with such rights, restrictions and privileges as set out in the New M&A (as defined below))(the Class A Shares together with the Class B Shares, the “Shares”) (the “Reclassification”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each to US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each comprised of 780,000,000 Class A Shares of a par value of US$0.0000625 each and 20,000,000 Class B Shares of a par value of US$0.0000625 each, such shares having the rights, restrictions and privileges as set out in the New M&A (as defined below);

(b)	(i)

contemporaneously upon the Reclassification taking effect, each issued share of a par value of US$0.0000625 each of the Company shall be re-designated as an issued Class A Share (the “Re-designation”) with all rights, restrictions and privileges remaining identical to the existing issued shares of the Company; and

(ii)    immediately following the Re-designation, 3,000,000 Class A Shares then held by Neo-Concept (BVI) Limited (“NCBVI”) shall be repurchased and cancelled by the Company and in consideration, the Company shall allot and issue to NCBVI (or such other person as directed) 3,000,000 Class B Shares, credited as fully paid-up;

(c)     the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

(d)    each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Class A Shares and/or Class B Shares, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e)     the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

Please refer to Annex I hereto for the form of the New M&A containing the amendments (shown as blackline) to the existing amended and restated memorandum and articles of association, proposed to be adopted at the EGM.

The board of directors of the Company has fixed the close of business on January 24, 2025 (Hong Kong Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Holders of record of the Company’s issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment thereof. Your vote is important. Whether or not you expect to attend the EGM, we request that you submit your proxy card or voting instructions as promptly as possible.

By Order of the Board of Directors,
Neo-Concept International Group Holdings Limited
/s/ Eva Yuk Yin Siu
Eva Yuk Yin Siu
Chief Executive Officer, Chairlady of the Board and Director
February 10, 2025